Simpson Thacher & Bartlett LLP
425 LEXINGTON AVENUE NEW YORK, NY 10017-3954
TELEPHONE: +1-212-455-2000 FACSIMILE: +1-212-455-2502

May 16, 2023
VIA EDGAR

Re:	Oak Street Net Lease Trust
Registration Statement on Form 10-12G
Filed April 5, 2023
File No. 000-56536
Ms. Stacie Gorman
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Dear Ladies and Gentlemen:
On behalf of Oak Street Net Lease Trust (the “Company”), we hereby transmit via EDGAR for filing with the U.S. Securities and Exchange Commission Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement on Form 10-12G (the “Registration Statement”), marked to show changes from the Registration Statement filed on April 5, 2023. The Registration Statement has been revised in response to the Staff’s comments, to include unaudited condensed consolidated financial statements as of March 31, 2023 and for the three months ended March 31, 2023, and to reflect certain other changes. We are providing the following responses to the comment letter from the staff (“Staff”) of the Commission’s Division of Corporation Finance, dated May 2, 2023. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1.
Unless otherwise defined below, terms defined in the Registration Statement and used below shall have the meanings given to them in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.
Form 10-12G
Special Note Regarding Forward-Looking Statements, page 2
1.We note that you have included the summary risk factors in this section. Please create a separate section to address the summary risk factors. Additionally, to the extent true, please add summary risk factors to address that (i) your investment strategy may change without shareholder approval, (ii) you may revoke or terminate your REIT election without shareholder approval, (iii) you may suspend the share repurchase program indefinitely, and

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(iv) you have a significant amount of loss and there is no limit on the amount of leverage that you may incur.
The Company has created a separate section to address the summary risk factors on page 4 and has added summary risk factors on pages 4-5 to address that (i) the Company’s investment strategy may change without shareholder approval, (ii) the Company may revoke or terminate its REIT election without shareholder approval, (iii) the Company may suspend the share repurchase program indefinitely, and (iv) the Company has incurred a net loss in the past and may in incur a net loss in the future, and that, although the Company’s target leverage ratio is 60%, there is no limit on the amount the Company may borrow with respect to any individual property or portfolio.
Item 1. Business, page 6
2.We note the "not necessarily complete" language relating to statements concerning certain agreements filed as exhibits. Please revise the disclosure to clarify that statements in the registration statement concerning any contracts or other documents filed as exhibits include the material provisions of the contracts or other documents.
The Company has revised the disclosure on pages 14, 19 and 20 to clarify that statements in the registration statement concerning any contracts or other documents filed as exhibits include the material provisions of the contracts or other documents.
Acquisition Strategies, page 7
3.Please revise to explain what you view as “creditworthy” and clarify whether you may accept tenants that are not rated.
The Company has revised the disclosure on page 7 to explain what it views as “creditworthy” and to clarify that it may lease property to unrated tenants that it determines to be creditworthy.
Investment Focuses of our Adviser, page 9
4.Please revise to also disclose any major adverse business developments experienced by your adviser.
The Company advises the Staff that it is not aware of any major adverse business developments experienced by its Adviser. Nonetheless, the Company has revised the disclosure on pages 9 through 12 to discuss the competitive nature of the industry in which the Adviser operates and to further discuss the Adviser’s business.

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Oak Street Net Lease Trust Structure, page 13
5.Please revise the organization chart to disclose the percentages owned.
The Company has revised the organization chart on page 14 to disclose the percentages owned.
Compensation of the Advisor, page 15
6.To the extent any fees have been paid to the advisor, please include a table of the fees paid or, if not, fees accrued through December 31, 2022. Additionally, please provide a hypothetical demonstrating how the performance allocation will be determined.
The Company has revised its disclosure on page 18 to include a performance allocation example which provides a hypothetical example demonstrating how the performance allocation will be determined. In addition, the Company has included a cross-reference on page 18 to Item 2. Financial Information Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations for further information about the performance allocation and management fee accrued from Inception through December 31, 2022, and during the three months ended March 31, 2023.
Allocation of Investment Opportunities, page 22
7.Please disclose the other entities that may compete with you for investments. Also revise to further explain the "certain net lease investments" over which Other Blue Owl Accounts may have priority over you, and the types of "additional priorities" that may be held by future Other Blue Owl Accounts.
The Company has revised the disclosure on pages 23 through 24 to provide additional detail regarding the other entities that may compete with it for investments, which include Other Blue Owl Accounts. “Other Blue Owl Accounts” is defined to include, among other things, “investment funds, REITs, vehicles, accounts (including separate accounts), products and/or other similar arrangements sponsored, advised, and/or managed by Blue Owl or its affiliates (including Oak Street), whether currently in existence or subsequently established.” The Company believes that the disclosure makes clear the types of other affiliated entities that may compete with the Company for investments.
The Company has also revised the disclosure on pages 23 through 24 to further clarify the “certain net lease investments” over which Other Blue Owl Accounts may have priority over the Company, noting that factors such as the long term durations of certain net leases, the credit quality of tenants, and the return profile of an investment provide a meaningful explanation of the types of net lease investments for which certain Other Blue Owl Accounts

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have priority over the Company. As a consequence, the Company further notes that the Registration Statement explains “Other Blue Owl Accounts having priority over us will result in fewer investment opportunities being made available to us, and the opportunities that are available to us may have lower return profiles, shorter lease durations and/or lower-rated tenants than would otherwise be the case.”
The Company has also revised the disclosure on page 24 to explain that there may be “additional priorities” that may be held by future Other Blue Owl Accounts, noting that, because these future Other Blue Owl Accounts have yet to be organized, it is unclear what types of investment priorities (if any) such future Other Blue Owl Accounts could have over the Company. The Company included the referenced disclosure in the Registration Statement because such investment priorities over the Company could be possible in the future.
Emerging Growth Company, page 24
8.We note that you intend to take advantage of the extended transition period. Please add risk factor disclosure and disclosure to the section "Management's Discussion and Analysis" that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.
The Company has revised the risk factor disclosure on page 99 and the disclosure in the section “Management’s Discussion and Analysis” on page 103 to clarify that it intends to take advantage of the extended transition period and that, as a result of this election, the Company’s financial statements may not be comparable to companies that comply with public company effective dates.
The Private Offering, page 26
9.Please clarify how you convey your NAV price changes and whether you would file a new Form D each time. Additionally, if there is a significant difference between the previous month price and the price at which you would issue shares to a new investor, clarify whether investors would have an opportunity to rescind their subscription. Similarly, if there is a significant decrease in price since the time someone submitted their repurchase request, clarify whether the investor would have an opportunity to revoke their request.
The Company provides notice of the transaction price directly to the financial intermediaries that participate in the offering. The transaction price is generally available 15 calendar days after the last calendar day of each month; however, in certain circumstances, the transaction price will not be made available until a later time. Following effectiveness of the Registration Statement, the Company will file Current Reports on Form 8-K related to Item 3.02, as required.

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The Company is conducting a continuous private offering and does not intend to file a new Form D each month; the Company intends file annual renewals and any applicable amendments to its current Form D.
The Company respectfully directs the Staff to its disclosure on pages 27 through 28, which describes the subscription process. As described therein and in other similar disclosures throughout the Registration Statement, the purchase price per share of each class will be equal to the then-current transaction price, which will generally be the Company’s prior month’s NAV per share for such class as of the last calendar day of such month. Thus, the investor will know the purchase price per share prior to the Company’s acceptance of the subscription order. The Company has included additional disclosure on page 27 to disclose an investor’s withdrawal rights related to a submitted subscription.
The Company also respectfully directs the Staff to its disclosure on pages 25 through 27 which describes the Company’s Existing Repurchase Plan and New Repurchase Plan. As described therein, pursuant to the Existing Share Repurchase Plan, repurchases will be made at the transaction price in effect on the last business day of the month, which is generally equal to the prior month’s NAV per share for such class, and an investor may withdraw its repurchase request by notifying the transfer agent before 4:00 p.m. (Eastern time) on the second to last business day of the applicable month.
Pursuant to the New Repurchase Plan, repurchases will be made at the NAV per share as of the last business day of the applicable calendar quarter, which will not be available until after the expiration of the applicable tender offer so shareholders will not know the exact price of shares in the tender offer when they make decisions whether to tender their shares. Following the expiration of the tender offer, shareholders will not have an opportunity to withdraw requests to tender their shares. The Company has included additional disclosure on page 26 to provide additional clarification on the New Repurchase Plan.
“Your ability to have your shares repurchased is limited.”, page 96
10.Please revise to clarify here whether affiliates may seek to have their shares repurchased and if they are subject to the same limitations as the common shareholders.
The Company confirms to the Staff that affiliates of the Company are generally subject to the same repurchase limitations as the common shareholders. However, as disclosed in the Registration Statement on pages 26 and 98, the repurchase limitations will not apply to (i) shares or units issued to the Adviser and its affiliates under our management fee, (ii) Blue Owl Capital Holdings and its related parties for the Upfront Equity Investment, (iii) Blue Owl Capital Holdings as payments of interest for its unsecured loan to the Operating Partnership, or (iv) each Special Limited Partner’s performance participation interest. As

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requested by the Staff, the Company has added clarifying disclosure on page 98 that except in the enumerated instances cited above, all other purchases of shares or units by affiliates of the Adviser will be subject to the same repurchase limitations as other shareholders.
Item 2. Financial Information
2022 Highlights (Results of Operations), page 103
11.We note that you have included an annualized distribution rate. Please disclose the six months of distributions that you have paid. To the extent you have not paid two full quarters of distributions, please remove disclosure regarding the annualized distribution rate.
The Company advises the Staff that as of December 31, 2022, the Company had not paid six months of distributions. In response to the Staff’s comment, the Company removed its disclosure regarding the annualized distribution rate on page 105. The Company respectfully notes that, as of March 31, 2023, the Company had paid six months of distributions. Accordingly, the Company has included the annualized distribution rate in its disclosures on page 104 relating to the three months ended March 31, 2023.
Management's Discussion and Analysis of Financial Condition and Results of Operations Investment Portfolio, page 104
12.Please add a footnote to the table to clarify how your rental disclosures take into account tenant concessions and abatements.
The Company advises the Staff that, as of December 31, 2022 and March 31, 2023, the Company had not entered into any concession or abatement agreements with tenants. In response to the Staff’s comment, the Company has revised its disclosure on page 110 to include a footnote to the table clarifying that the Company had not entered into any tenant concessions and abatements.
Item 2. Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Same Property Results of Operations, page 109
13.We note your presentation of same property net operating income. Please address the following with respect to your presentation:
•We note your reconciliation begins with net (loss) income attributable to NLT shareholders. However, it appears the amounts for the predecessor periods reflect revenues in excess of certain operating expenses calculated in accordance with Rule 3-14 of Regulation S-X. Please revise your disclosure accordingly.

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•Given the predecessor periods have been prepared under provisions of Rule 3-14 of Regulation S-X, tell us, and revise your disclosure to clarify, whether same property NOI for the predecessor periods excludes any operating expenses that are included in same property NOI for the successor period.
•Revise your disclosure to clarify for us whether the same store properties for both the predecessor and successor periods include properties other than those previously held by your predecessor (Oak Street Real Estate Capital Funds IV and V).
The Company has reevaluated the disclosure of same property results of operations and has concluded the information presented is not meaningful to investors. The Company will continue to evaluate whether same property information would be useful to investors in the future. Accordingly, the Company has revised its disclosure on page 113 to exclude same property results of operation information.
Capital Resources, page 115
14.We note from your disclosure on page F-23 that you have entered into certain interest rate swaps and caps in order to limit your exposure to variable interest rates charged on your debt. Tell us what consideration you have given to including a discussion of the impact of these derivative instruments on your interest rate exposure, including a discussion of the rate at which interest has been fixed or capped.
In response to the Staff’s comment, the Company has revised its disclosure on pages 123 through 125 to include further information about the impacts of derivative instruments on interest rate exposure.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 122
15.We note your disclosure on page 86 that Blue Owl owns a significant number of shares, and that its control of the voting power "will provide it with substantial influence over matters requiring shareholder approval, including the election of trustees." Please revise your table to reflect its ownership and identify the natural persons with voting or dispositive control over the securities held by Blue Owl. Please refer to Item 403 of Regulation S-K for guidance.
The Company has revised the table on page 132 to reflect Blue Owl’s ownership. The Company advises the Staff that it has been advised by Blue Owl Capital Inc., which is a public company whose shares are listed on the New York Stock Exchange, that there are no natural persons who directly or indirectly exercise sole or shared voting and/or dispositive

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power with respect to the Shares and Operating Partnership units beneficially owned by Blue Owl Capital Inc.
Item 5. Directors and Executive Officers, page 123
16.Please ensure that you disclose five years of disclosure for each director and executive officer. Please specify the date and month each individuals employment began and ended during that period. Refer to Item 401 of Regulation S-K.
The Company has revised the biographies of each director and executive officer on pages 134 through 136 to disclose five years of disclosure and to specify the date and month each individual’s employment began and ended during that period.
Item 6. Executive Compensation, page 129
17.We refer to your statement that none of your executive officers will receive direct compensation from you, and that you will reimburse the Adviser, Blue Owl, or their affiliates for expenses incurred on your behalf, which may include compensation. Please revise to disclose any such type of compensation paid to your executive officers. In this regard, we note that all compensation paid to your named executive officers and directors shall be reported, including "transactions between the registrant and a third party where a purpose of the transaction is to furnish compensation to any such named executive officer or director." Refer to Item 402(a)(2) of Regulation S-K.
The Company acknowledges its duty to report all compensation to its named executive officers and directors and in connection therewith has revised pages 138 through 139 to clarify the compensation and reimbursement arrangements for our executive officers and disclose the amounts reimbursed to the Adviser, Blue Owl or their affiliates for compensation earned by the Company’s named executive officers during 2022 that were specifically attributed to services performed for the Company.
18.We refer to your statement that you compensate your non-employee trustees with an annual retainer of $50,000 in cash and a $100,000 grant of restricted shares, and also that the Audit Committee chairman receives an additional retainer of $10,000. We also refer to your table reflecting the amount of cash fees that were paid to your trustees for the fiscal year ended December 31, 2022. Please expand your narrative disclosure to explain the discrepancy between the amounts reflected and your description of the trustees' compensation. Also revise to include the table referenced in Item 402(f) of Regulation S-K, or advise.
The Company has revised page 139 to clarify that, during 2022, we did not grant any restricted shares to our non-employee trustees and their cash compensation was prorated to

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reflect that the Company’s operations did not commence until August 2022. The Company respectfully advises the Staff that there were no outstanding equity awards held by the Company’s named executive officers or trustees as of December 31, 2022. Accordingly, the Company has revised pages 138 and 139 to so clarify and has omitted the table outlining the Company’s named executive officers’ outstanding equity awards at December 31, 2022.
Item 7. Certain Relationships and Related Transactions, and Director Independence, page 130
19.We refer to your statement that you have entered into various agreements with related parties, and also note that you have entered into a notes payable with an affiliate, as referenced on page F-23. Please revise, either here or through cross-references, to provide all the information required by Item 404 of Regulation S-K, including a description of all the related party transactions, and the approximate dollar value of the amount involved in each transaction.
The Company has revised the disclosure in Item 7 on pages 140 through 142 to provide the additional information required by Item 404 of Regulation S-K, including a description of all the related party transactions, and the approximate dollar value of the amount involved in each transaction.
Item 9. Market price of an Dividends on the Registrant's Common Equity and Relate Shareholder Matters
Our Independent Valuation Advisor, page 145
20.We note your statement that Kroll will be acting as your independent valuation advisor, and also your disclosure on page 150 and similar disclosure elsewhere that State Street Bank and Trust Company will calculate your NAV for each of your classes of shares. Please revise your disclosure to expand on your discussion of Kroll's role in the calculation, and include consents for your experts, or advise.
The Company has engaged Kroll to serve as its independent valuation advisor. In such capacity, Kroll will review and confirm for reasonableness the monthly valuations provided by the Adviser for the Company’s real properties and certain real estate debt securities. Valuations of the Company’s individual assets will be provided by the Adviser to State Street Bank and Trust Company (“State Street”) in order for State Street to use in calculating the Company’s NAV. The Company has revised the disclosure on page 156 to clarify Kroll’s role in the calculation and respectfully directs the Staff to its disclosure on pages 156 through 160 which describes the Company’s valuation process and the roles of Kroll and State Street.
In addition, the Company respectfully submits that consent is not required for either Kroll or State Street. Section 7(a) of the Securities Act of 1933 (the “Securities Act”) requires a

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consent to be filed when a report, valuation or opinion of an expert is included or summarized in the Registration Statement and attributed to the third-party, thus becoming “expertised” disclosure for the purposes of Section 11(a) of the Securities Act.1 The Company respectfully submits that, although the Registration Statement summarizes the processes used by Kroll and State Street in performing their stated functions for the Company, the Company does not include or summarize any specific valuation, reports or opinions of Kroll or State Street.
Further, if a registrant determines to make reference to a third party expert, generally its disclosure should make clear whether any related statement included or incorporated in a registration statement is a statement of the third party expert or a statement of the registrant. If such disclosure attributes a statement to a third party expert, the registrant must comply with the requirements of Rule 436 of the Securities Act with respect to such statement. However, if the registrant discloses that it relied in part on the report of a third party expert in making certain determinations but attributes the determinations to the registrant, then there is no requirement to company with Rule 436 of the Securities Act.2 The Company respectfully directs the Staff to its disclosure on pages 100 through 102 and page 57 in which the Company states that the Adviser is ultimately responsible for the determination of the Company’s NAV.
Further, in any case, we note the filing of an expert consent is not required for a Registration Statement on Form 10.
Financial Statements
Consolidated Financial Statements of Oak Street Net Lease Trust
Notes to the Consolidated Financial Statements
8. Related Party Transactions, page F-24
21.In your disclosure on page F-25 you indicate that the performance participation allocation paid to the Special Limited Partner is recorded as an expense as it represents a liability payable for services rendered related to ongoing operations of NLT. Please tell us, and revise your disclosure to clarify, the nature of the services performed by the Special Limited Partner and further explain your basis in GAAP for recording the performance participation allocation as an expense. Please cite any relevant accounting literature in your response.
The Company acknowledges the Staff’s comment and has revised its disclosure on page F-20 to clarify the performance participation allocation paid to the Special Limited Partner is in addition to the management fees paid to the Adviser. Both the management fees and
1 Securities Act CD&I Question 233.02.
2 Id.

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performance participation allocation are paid for services rendered pursuant to the Investment Advisory Agreement, which are summarized on pages 15 through 16 and further discussed below.
Pursuant to the Investment Advisory Agreement, in exchange for services provided to the Company, the Adviser receives a monthly management fee and affiliates of the Adviser (the “Special Limited Partners”) receive the performance participation allocation fees as specified in the Operating Partnership Agreement. The Operating Partnership Agreement states that so long as the Investment Advisory Agreement has not been terminated (including by means of non-renewal), the Special Limited Partners will hold a performance participation interest in the Operating Partnership that entitles them to receive in the aggregate an allocation from our Operating Partnership equal to 12.5% of the Total Return, subject to a 5% hurdle amount and a High Water Mark, with a Catch-Up, as further described and defined on pages 16 through 18. Such allocation will be measured on a calendar year basis, paid quarterly and accrued when probable.
We note that the Special Limited Partners are only entitled to the performance participation allocation fees provided the Investment Advisory Agreement has not been terminated. Thus, services must be provided by the Adviser pursuant to the Investment Advisory Agreement for amounts to be payable. Under the terms of the Investment Advisory Agreement, the Adviser is responsible for the following:
•managing the Company’s and Operating Partnership’s assets in accordance with its investment objective, policies and restrictions;
•determining the composition of the Company’s and Operating Partnership’s portfolio, the nature and timing of the changes to the Company’s and Operating Partnership’s portfolios and the manner of implementing such changes;
•making investment decisions for the Company and Operating Partnership, including negotiating the terms of investments in, and dispositions of, real estate, portfolio securities and other instruments on its behalf;
•monitoring the Company’s and Operating Partnership’s investments;
•engaging and supervising, on the Company’s and Operating Partnership’s behalf, agents and service providers to assist in making and managing the Company’s and Operating Partnership’s investments
•determining valuations of real estate and real estate-related assets held by the Company and Operating Partnership;

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•performing due diligence on prospective portfolio investments;
•recommending the appropriate level of leverage and debt financing;
•exercising voting rights in respect of portfolio securities and other investments for the Company and Operating Partnership;
•serving on, and exercising observer rights for, boards of directors and similar committees of the Company’s and Operating Partnership’s portfolio investments; and
•providing the Company and Operating Partnership with such other investment advisory and related services as the Company and Operating Partnership may, from time to time, reasonably require for the investment of capital.
When considering how to account for the performance participation allocation, the Company noted that an incentive fee provided in the form a special limited partnership interest is commonly referred to as a carried interest. We note there is diversity in practice in viewing carried interest as a service or equity arrangement under GAAP. The Joint Transition Resource Group for Revenue Recognition (“TRG”), which was sponsored by the International Accounting Standards Board’s (“IASB”’s) and the Financial Accounting Standard Board’s (“FASB”’s), discussed at its April 2016 meeting whether carried interest arrangements are in the scope of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”). The discussion reiterated its intention was that carried interest arrangements be considered within the scope of ASC 606 because they viewed these fees as compensation for services provided. Many TRG members shared their common belief that the substance of these arrangements was to compensate asset managers for services performed. The SEC observer at this meeting indicated that the SEC staff would accept applying ASC 606 for these arrangements as a service fee but would also accept applying an ownership model. Although the TRG was discussing carried interests from a revenue recognition perspective, the Company believes that view was based on a belief that the substance of the arrangement is a performance-based fee. This view is consistent with the Company’s view that the incentive fee is appropriately presented as an expense for GAAP reporting purposes.
The Company further considered that the Special Limited Partners interest, being the performance participation allocation, does not have characteristics that are common in an equity instrument. Further, the Special Limited Partners were not required to, and are not required in the future to, contribute capital to the Operating Partnership to receive or retain its interest. Accordingly, the Special Limited Partners are not at risk for any potential losses of the Operating Partnership. Additionally, the Special Limited Partners do not have an interest in the residual value of the Company beyond the performance participation allocation (which

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is contingent on providing future services). Finally, the Special Limited Partners do not have voting rights (other than protective rights related to the performance participation allocation). Based on the requirement to provide future services and absence of specific defined rights and obligations common in equity instruments, the performance participation allocation is in substance an incentive fee for GAAP accounting purposes.
As discussed above, the management and performance participation allocation fees are paid for the same management services provided by the Adviser to the Company. At its most basic form, the Company is incurring a liability to pay the Adviser for management services which is critical for the management of the Company’s assets and production of revenue. As such, the Company believes that the management fee and performance participation allocation represent an expense in accordance with the Statement of Financial Accounting Concepts No. 8 (“SFAC 8”). Further, Accounting Standards Codification Topic 946, Financial Services-Investment Companies (“ASC 946”), applies to general partner advisory services and allows for an accounting policy election to be made with respect to presenting these amounts in the statement of operations or as part of the change in partners’ capital (ASC 946-20-45-4). The Company is not an investment company under the scope of ASC 946 but by analogy has many common characteristics with these types of entities such as involvement of an advisor, fundraising activities, investment strategies and anticipated appreciation of investments and returns to investors. Accordingly, by analogy, one should consider this guidance which allows for treatment of advisor payments as expenses when evaluating the appropriateness of a conclusion in our circumstance. These two additional GAAP references representing authoritative GAAP and analogy, respectively, in evaluating the Company’s accounting conclusion.
The Company’s treatment of the performance allocation as an expense on the statement of operations is consistent with the substance of the arrangement, the guidance provided by the TRG and the SFAC 8, ASC 946, and industry practice. In accordance with Accounting Standards Codification Topic 450, Contingencies, the Company accrues for the performance participation allocation each quarter.
For the reasons mentioned above, the performance participation allocation is not presented as an allocation of income on the statement of stockholders’ equity. It is presented as an expense comparable to other management fees on the statement of operations, providing a clear and complete presentation of the total cost of the advisory services provided by the Adviser.

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Subsequent Events, page F-30
22.We note that in February 2023 you acquired a 12.2% interest in Ivory OSREC OS Aggregator LLC totaling $1.16 billion for the purpose of purchasing an equity method investment in STORE Capital, LLC. Please tell us how you considered the impact of this acquisition and your consideration to provide financial statements of the acquiree. Your response should include your assessment of significance in accordance with Rule 1-02(w) of Regulation S-X in assessing compliance with Rule 3-05(a)(2)(ii) of Regulation S-X.
On February 3, 2023, the Company acquired a 16% interest in Ivory OSREC OS Aggregator LLC (“OS Aggregator”) for $160 million. The Company’s affiliates acquired the remaining 84% interest for $840 million. OS Aggregator then invested the aggregate $1 billion in Store Capital LLC (“STORE”), representing 12.1% interest in STORE. The Company then made additional investments in STORE, and as of March 31, 2023, the fair value of the Company’s interest in STORE was $215.6 million, representing a 2.55% ownership in STORE. See pages 104 through 105, F-14 through F-15, F-26 through F-27, F-55 through F-56, and F-79 through F-80 for further information about the Company’s investment in STORE.
In response to the Staff’s comment, the Company respectfully notes that it considered Rule 3-05 of Regulation S-X as of March 31, 2023, to determine the required reporting requirements based on the significance test as set forth under Rule 1-02(w). The table below shows the calculation for each test prescribed under Rule 1-02(w).

Rule 1-02(w) (in thousands)	Ratio	Numerator	Denominator
Investment test	6.81%	215,556	3,166,263
Asset test	8.72%	276,155	3,166,263
Income Test
Net income component	24.43%	8,380	34,300
Revenue component	28.48%	23,198	81,445
Investment test
Under the investment test, the Company compared the fair value of its investment in the acquired business with the Company’s total consolidated assets (after intercompany eliminations) as of December 31, 2022, the end of the Company’s most recent pre-acquisition fiscal year. Because the Company does not have an aggregate worldwide market value, the denominator in the calculation utilizes the Company’s consolidated total assets as of the end of the most recently completed fiscal year prior to the acquisition. The investment test resulted in a significance level of 6.81%, based on the Company’s investment of $215.6 million in the acquired business and the Company’s total assets of $3.2 billion.

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Asset test
Under the asset test, the Company compared the aggregate proportionate interest acquired, i.e., 2.55% of STORE as of March 31, 2023, of the total consolidated assets (after intercompany eliminations) of the acquired business as of December 31, 2022, with the Company’s total consolidated assets (after intercompany eliminations) as of December 31, 2022. The asset test resulted in a significance level of 8.72%, based on 2.55% of the acquired business’s total assets of $10.8 billion and the Company’s total assets of $3.2 billion.
Income Test
Under the income test, the Company used the lower of (a) the proportionate interest acquired by the Company, or 2.55%, of the pre-tax income of the acquired business for the fiscal year ended December 31, 2022, compared to the pre-tax income of the Company and predecessor for the fiscal year ended December 31, 2022, and (b) the proportionate interest acquired by the Company, or 2.55%, of the total consolidated revenues of the acquired business for the fiscal year ended December 31, 2022 compared to the total consolidated revenues of the Company, and its predecessor, for the fiscal year ended December 31, 2022. The net income component of the test resulted in a significance level of 24.43%, based on 2.55% of the acquired business’s pre-tax income of $328.8 million and $34.3 million being the pre-tax income of the Company and its predecessor. The revenue component of the test resulted in a significance level of 24.48%, based on 2.55% of the acquired business’s total consolidated revenues of $910.1 million and the Company and predecessor’s total consolidated revenues of $81.4 million. Therefore, using the lower of such percentages, the income test resulted in a significance level of 24.43%.
The Company advises the Staff that references to the pre-tax income of the acquired business and the pre-tax income of the Company in this letter refer to the consolidated income from continuing operations before income taxes (after intercompany eliminations) of the acquired business and the Company, respectfully.
Upon calculating the tests above, the Company noted that the income test was above 20% and therefore concluded that audited financial statements and pro forma financial information pursuant to Rule 3-05 and Article 11 of Regulation S-X, respectively, for the acquired business were required. The annual financial statements of STORE have been separately filed on Form 10-K on March 22, 2023, and have been incorporated by reference on page 178.
The Company has significant influence and the investment represents in substance common stock; therefore, it is in the scope of the equity method accounting. The Company has elected to account for its investment using the fair value option under ASC 825, Financial Instrument.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-16-	May 16, 2023
The Company describes the pro forma treatment of STORE on pages F-80 through F-86 in accordance with the SEC Financial Reporting Manual guidance 3110.1, which provides that pro forma financial information prepared under Article 11 of Regulation S-X is generally not required where a registrant elects the fair value option for an equity method investment.
For the avoidance of doubt, none of the tests would have exceeded 50% prior to the closings either in individual or aggregate, and as such, no Rule 3-05 financial statements or Article 11 pro forma information were required prior to acquisition as the acquisition did not represent a significant probable acquisition. Further, as the Rule 10-01(b)(1) tests did not exceed 20% as of March 31, 2023, no additional disclosure is required in accordance with Rule 10-01(b)(1).
General
23.We note that you are conducting a private offering in reliance on Section 4(a)(2) and Regulation D of the Securities Act of 1933. We note that you have not filed a Form D. Please advise.
The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company filed a Form D on August 31, 2022. The Company advises the Staff that the Company is engaged in a continuous private offering and will file an amended Form D no later than August 31, 2023.
24.We note that you and your subsidiaries intend to operate your business in a manner that will permit you to maintain exemptions from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of these exemptions and how your investment strategy will support these exemptions. Further, please note that we may refer your response to the Division of Investment Management for further review.
The Company intends to operate its business in a manner that will permit the Company to maintain an exemption from registration as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Neither the Company nor any of its wholly or majority-owned subsidiaries will be engaged primarily, or holding themselves out as being engaged primarily, in the business of investing, reinvesting or trading in securities, as described in Section 3(a)(1)(A) of the Investment Company Act. Rather, the Company and its subsidiaries will be primarily engaged in non-investment company businesses related to real estate.
In addition, the Company intends to conduct its operations so that the Company and most, if not all, of the Company’s wholly and majority-owned subsidiaries will not come within the deﬁnition of an investment company under Section 3(a)(1)(C) of the Investment Company Act because less than 40% of its total assets (excluding cash and U.S. Government securities)

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-17-	May 16, 2023
on an unconsolidated basis will consist of “investment securities” (the “40% test”). Excluded from the term “investment securities” (as that term is deﬁned in the Investment Company Act) are securities issued by majority-owned subsidiaries that are themselves not investment companies and are not relying on the exclusion from the deﬁnition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. The Company expects that most of its wholly owned and majority-owned subsidiaries will not be relying on exclusions under either Section 3(c)(1) or 3(c)(7) of the Investment Company Act and will instead be relying on Section 3(c)(5)(C) of the Investment Company Act or not meet the definition of an investment company under Section 3(a) of the Investment Company Act. Consequently, interests in these subsidiaries (which are expected to constitute a substantial majority of the Company’s assets) generally will not constitute “investment securities.”
The Investment Company Act deﬁnes a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company that is a majority-owned subsidiary of such person. The Investment Company Act deﬁnes voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. The Company treats entities in which it owns at least 50% of the outstanding voting securities as majority-owned subsidiaries for purposes of the 40% test.
The Company will classify its assets for purposes of certain of the Company’s subsidiaries Section 3(c)(5)(C) exclusion based upon no-action positions taken by the Staﬀ and interpretive guidance provided by the Commission and its Staﬀ. Based on such guidance, to qualify for the exclusion pursuant to Section 3(c)(5)(C) of the Investment Company Act, a company generally is required to hold at least (i) 55% of its assets in “qualifying” real estate assets and (ii) 80% of its assets in “qualifying” real estate assets and real estate-related assets. The Company will classify its assets for purposes of our Section 3(c)(5)(C) exclusion based upon no-action positions taken by the Staff and interpretive guidance provided by the SEC and its Staff.
The Company intends to structure its assets so that the combined value of its investments in its wholly owned or majority-owned subsidiaries that do not rely on Section 3(c)(1) or 3(c)(7) for their Investment Company Act exclusion will at all times exceed 60% of the Company’s total assets (excluding cash and U.S. Government securities) on an unconsolidated basis. As a result, the Company expects that at all times the value of the “investment securities” held by it, including investments in subsidiaries relying on Section 3(c)(1) or 3(c)(7), will be less than 40% of the value of its total assets (excluding cash and U.S. Government securities) on an unconsolidated basis. The Company, therefore, will not meet the deﬁnition of an investment company under Section 3(a)(1)(C) of the Investment

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-18-	May 16, 2023
Company Act. The Company intends to continuously monitor its holdings on an ongoing basis to ensure compliance with this test.
The Company acknowledges that the Staﬀ may refer this response to the Division of Investment Management for further review.
25.Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc. (Letter dated December 21, 2016), Hines Global REIT II, Inc. (Letter dated April 26,2017), or Black Creek Diversified Property Fund Inc. (Letter dated September 1, 2017), please provide us with an analysis as to how your program is consistent with such relief, and address how the JPM Mandatory Repurchases may impact this analysis. To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.
The Company acknowledges that it is responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to its share repurchase plan. The Company believes the Existing Repurchase Plan is consistent with the relief granted by the Division of Corporation Finance in prior no action letters. By way of illustration, set forth below is a table setting forth the key features underlying the relief granted in Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016). As shown below, the Company’s plan contains each of these key features.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-19-	May 16, 2023

Key Features of Repurchase Plan	Blackstone REIT	Oak Street
• All material information relating to the Repurchase Plan will be fully and timely disclosed to all stockholders. The terms of the Repurchase Plan will be fully disclosed in the Prospectus as well as any prospectus used for subsequent offerings, and the most recently determined NAV per share for each class of the Company’s common stock will always be available on the Company’s website and toll-free information line.
	√	√[3]
• The Company will not solicit repurchases under the Repurchase Plan other than through the Prospectus and supplements thereto disclosing the transaction price and NAV per share of each class of the Company’s common stock. Stockholders desiring to request repurchase of all or a portion of their shares will do so of their own volition and not at the behest, invitation or encouragement of the Company. The role of the Company in effectuating repurchases under the Repurchase Plan will be ministerial.
	√	√

3 The Company shares the most recently determined NAV per share for each class of the Company’s common stock directly with financial intermediaries that represent potential investors in the Company. An investor may receive this information from their financial professional.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-20-	May 16, 2023

• Shares will be repurchased monthly under the Repurchase Plan at a price which will generally be equal to the NAV per share for the applicable class of shares for the prior month, and the Company will file prospectus supplements with the SEC with such frequency as is required by the Securities Act, disclosing the historical NAV per share of each class of shares and also provide each month the transaction price and the NAV per share for each class of shares on the Company’s website and toll-free information line. Subject to the terms of the Repurchase Plan, the Company will repurchase shares at the transaction price per share for the applicable class of the Company’s common stock.
√	√[4]

• Repurchases will be made on a monthly basis. The repurchase price normally will be paid in cash within three business days following the last calendar day of the applicable month and will be the same for all shares of the same class repurchased on a given month.
√	√

• Repurchases under the Repurchase Plan will be limited in any calendar month to shares whose aggregate value (based on the repurchase price per share for the month the repurchase is effected) is 2% of the combined NAV of all classes of the Company’s common stock as of the last calendar day of the previous month and will be limited in any calendar quarter to shares whose aggregate value (based on the repurchase price per share for the month the repurchase is effected) is 5% of the combined NAV of all classes of Company’s common stock as of the last calendar day of the previous calendar quarter.
√	√

• If the monthly or quarterly volume limitation is reached in any given month or the Company determines to repurchase fewer shares than have been requested to be repurchased in any particular month, repurchases under the Repurchase Plan for such month will be made on a pro rata basis.
√	√
4 The Company is conducting a private offering pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D promulgated thereunder, and therefore, this offering is not registered under the Securities Act. The Company does not file prospectus supplements with the SEC. The Company shares the most recently determined NAV per share for each class of the Company’s common stock directly with financial intermediaries that represent potential investors in the Company. An investor may receive this information from their financial professional.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-21-	May 16, 2023

• Stockholders may withdraw any repurchase request by notifying the Company’s transfer agent on the Company’s toll-free information line before 4:00 p.m. Eastern time on the last business day of the applicable month.
	√	√

• Material modifications, including any reduction to the monthly or quarterly limitations on repurchases, and suspensions of the Repurchase Plan will be promptly disclosed in a prospectus supplement (or post-effective amendment if required by the Securities Act), or special or periodic report filed by the Company, as well as on the Company’s website.
	√	√[5]

• There will be no established regular trading market for the Company’s common stock. The Repurchase Plan will be terminated if the Company’s shares are listed on a national securities exchange or included for quotation in a national securities market, or in the event a secondary market for the Company’s shares develops.
	√	√

• The Repurchase Plan is intended to remain open indefinitely for the life of the Company unless modified or suspended by the Company’s board of directors. The Company is structured as a perpetual-life entity and has no intention to list its shares for trading on an exchange or other trading market.
	√	√

• The Repurchase Plan is open to all stockholders.	√	√
Pursuant to the New Repurchase Plan, the Company intends to conduct repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended from time to time (the “Exchange Act”) pursuant to any relief or exception thereto. Therefore, the Company does not intend to rely on existing relief for the New Repurchase Plan.

5 The Company is conducting a private offering pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D promulgated thereunder, and therefore, this offering is not registered under the Securities Act. The Company does not file prospectus supplements with the SEC. The Company will make Exchange Act filings and alert the financial intermediaries that participate in the offering of any material modifications to the Company’s share repurchase plan.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-22-	May 16, 2023
26.Please be advised that you are responsible for analyzing the applicability of Regulation M to your repurchase program. We urge you to consider all the elements of your repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.
The Company acknowledges that it is responsible for (i) analyzing the applicability of Regulation M to the Existing Repurchase Plan and the New Repurchase Plan (collectively, the “Repurchase Plan”) and (ii) considering all of the elements of the Repurchase Plan in determining whether the program is consistent with the relief granted by the Division of Market Regulation in the class exemptive letter, dated October 22, 2007, granted to Alston & Bird LLP. The Company has reviewed the applicability of Regulation M to the Repurchase Plan and has determined that the Repurchase Plan is consistent with the class exemptive letter, dated October 22, 2007, granted by the Division of Market Regulation to Alston & Bird LLP.
* * * * * * *

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-23-	May 16, 2023
Please do not hesitate to call me at (212) 455-2516, Katharine Thompson at (202) 636-5860, or James Hahn at (202) 636-5502 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Benjamin Wells

cc:	U.S. Securities and Exchange Commission
Dorrie Yale
Mark Rakip
Robert Telewicz

Oak Street Net Lease Trust
Kevin Halleran